# VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com


05008205

May 16, 2005


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C. 202 SECTION

**VIA FEDEX**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

SUPPL

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

PROCESSED
MAY 24 2005
THOMSON
FINANCIAL

Warmest regards,

Jason K. Zachary

JKZ/ect
Enclosures
cc: Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1282891.2

## SCHEDULE A

## DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Certificate of Incorporation on Change of Name issued by the Registrar of Companies for England and Wales.
- Certificate of Registration of Order of Court and Minute on Reduction of Capital and Share Premium Account of Henderson Group plc.
- Certificate of Registration of Order of Court and Minute on Reduction of Capital and Share Premium Account of HHG plc.
- Order of the Court of Justice, Chancery Division, Companies dated April 15, 2005.
- Order of the Court of Justice, Chancery Division, Companies dated April 25, 2005.


DIEU ET MON DROIT

# CERTIFICATE OF INCORPORATION

# ON CHANGE OF NAME

Company No. 2072534

The Registrar of Companies for England and Wales hereby certifies that

HHG PLC

having by special resolution changed its name, is now incorporated under the name of

HENDERSON GROUP PLC

Given at Companies House, Cardiff, the 22nd April 2005


REGISTRAR OF COMPANIES
FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



*Companies House*

*— for the record —*



File No. 82-34758

# CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL AND SHARE PREMIUM ACCOUNT


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH, D.C.
202
SECTION

Company No. **2072534**

Whereas **HENDERSON GROUP PLC**

having by Special Resolution reduced its capital and share premium account as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **25th April 2005**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **25th April 2005**

Given at Companies House, Cardiff the **25th April 2005**

Philip Smithmore

An Authorised Officer

EDX
COMPANIES HOUSE
0487
25/4/05

IN THE HIGH COURT OF JUSTICE No. 1576 of 2005
CHANCERY DIVISION
COMPANIES COURT
THE HON. MR JUSTICE PETER SMITH

IN THE MATTER OF HHG PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH, D.C.
202
SECTION


COURT OF JUDICATURE
15 APR 2005
ENTERED
COMPANIES

# ORDER

UPON THE PETITION of the above named HHG PLC (hereinafter called the ***Company***) whose registered office is at 4 Broadgate, London, EC2M 2DA presented to this Court in the above matters on 9 March 2005

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence and the consent to the proposed reductions of capital the subject of the Petition from the Australian Stock Exchange Limited

IT IS ORDERED that the reduction of share capital of the Company from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,366,060 ordinary shares of 10 pence each, and the reduction of the share premium account of the Company in the amount of £634,335,273, resolved on and effected by a special resolution of the Company duly passed at an extraordinary general meeting of the Company held on 21 February 2005 be and the same are hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto.

**AND IT IS ORDERED** that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the aforementioned Minute.

**AND IT IS ORDERED** that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in *The Independent* newspaper within 21 days after such registration.

**AND IT IS ORDERED** that the said Petition do stand over to Monday 25 April 2005 for further hearing

Dated 15 April 2005

LB1029706/10+ 127465-0015

## SCHEDULE

"The share capital of HHG PLC was by virtue of a special resolution duly passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 15 April 2005 reduced from £425,000,000 divided into 4,250,000,000 ordinary shares of 10 pence each to £284,036,606 divided into 2,840,366,060 ordinary shares of 10 pence each. As at the date of registration of this minute, 1,301,200,560 ordinary shares of 10 pence each are in issue and are or are deemed to be fully paid up and the remainder are unissued."

No. 1576 of 2005

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF
HHG PLC

AND

IN THE MATTER OF
THE COMPANIES ACT 1985

---

## ORDER

---

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS
020 7936 4000
Ref: VJK/SK

SOLICITORS FOR THE PETITIONER

IN THE HIGH COURT OF JUSTICE No. 1576 of 2005

CHANCERY DIVISION

COMPANIES COURT


COMPANIES
S.C.J.
COURT

THE HON. MR JUSTICE PETER SMITH
MONDAY THE 25TH DAY OF APRIL 2005

IN THE MATTER OF HENDERSON GROUP PLC (FORMERLY HHG PLC)

-and-

IN THE MATTER OF THE COMPANIES ACT 1985


SUPREME COURT OF JUDICATURE
25 APR 05
ENTERED
COMPANIES

# ORDER

UPON THE PETITION of the above named HHG PLC (hereinafter called the ***Company***) whose registered office is at 4 Broadgate, London, EC2M 2DA presented to this Court in the above matters on 9 March 2005

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence

IT IS ORDERED that the reduction of share capital of the Company from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 Consolidated Shares of £50 each, one Non-Cancellation Special Share of £7.90 and one Cancellation Special Share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 Consolidated Shares of £50 each and one Non-Cancellation Special Share of £7.90, and the reduction of the share premium account of the Company in the amount of £80,335,519.74, resolved on and effected by a special resolution of the Company duly passed at an extraordinary general meeting of the Company held on 21 February 2005 be and the same are hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto.

**AND IT IS ORDERED** that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the aforementioned Minute.

**AND IT IS ORDERED** that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in *The Independent* newspaper within 21 days after such registration.


COMPANIES
S.C.J.
COURT

~~Dated 25 April 2005~~

**SCHEDULE**

"The share capital of Henderson Group plc was by virtue of a special resolution duly passed on 21 February 2005 and with the confirmation of an Order of the High Court of Justice dated 25 April 2005 reduced from £284,036,606 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,602,400 Consolidated Shares of £50 each, one Non-Cancellation Special Share of £7.90 and one Cancellation Special Share of £48.10 to £269,159,657.90 divided into 1,539,165,500 ordinary shares of 10 pence each, 2,304,862 Consolidated Shares of £50 each and one Non-Cancellation Special Share of £7.90 of which all of the Consolidated Shares and the Non-Cancellation Special Share are in issue and are or are deemed to be fully paid up and the remainder are unissued.

Pursuant to an ordinary resolution of the Company duly passed on 21 February 2005, upon the above reduction of capital taking effect, each Consolidated Share is sub-divided into 500 ordinary shares of 10 pence each and the Non-Cancellation Special Share is sub-divided into 79 ordinary shares of 10 pence each.

Accordingly, upon the registration of this Minute, the capital of the Company is £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each, of which 1,152,431,079 ordinary shares of 10 pence each are in issue and are or are deemed to be fully paid up and the remainder are unissued."

No. 1576 of 2005

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
MR JUSTICE PETER SMITH
25TH APRIL 2005

IN THE MATTER OF
HENDERSON GROUP PLC
(FORMERLY HHG PLC)

AND

IN THE MATTER OF
THE COMPANIES ACT 1985

---

# ORDER

---

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS
020 7936 4000
Ref: VJK/SK
SOLICITORS FOR THE PETITIONER

LB1037100/5 127465-0015SK



# CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL AND SHARE PREMIUM ACCOUNT


SEC MAIL PROCESSING
RECEIVED
MAY 17 2005
WASH. D.C.
202
SECTION

Company No. **2072534**

Whereas **HHG PLC**

having by Special Resolution reduced its capital and share premium account as confirmed by an Order of the High Court of Justice, Chancery Division.

dated the **15th April 2005**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **22nd April 2005**

Given at Companies House, Cardiff the **22nd April 2005**

Philip Swdommx

An Authorised Officer